SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
     Under Sections 13 and 15(d) of the Securities and Exchange Act of 1934

                         Commission File Number: 0-20806

                                 Firstmark Corp.
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             (Exact name of registrant as specified in its charter)

     1801 Libbie Avenue, Suite 201, Richmond, Virginia 23226, (804) 240-8297
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               (Address, including zip code, and telephone number,
                      including area code, of Registrant's
                          principal executive offices)

                     Common Stock, par value $0.20 per share
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            (Title of each class of securities covered by this Form)

                                 Not Applicable
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                  (Title of all other classes of securities for
                       which a duty to file reports under
                         Section 13(a) or 15(d) remains)

                Please place an X in the box(es) to designate the
            appropriate rule provision(s) relied upon to terminate or
                        suspend the duty to file reports:

  Rule 12g-4(a)(1)(i)      (X)    Rule 12h-3(b)(1)(i)    ( )
  Rule 12g-4(a)(1)(ii)     ( )    Rule 12h-3(b)(1)(ii)   ( )
  Rule 12g-4(a)(2)(i)      ( )    Rule 12h-3(b)(2)(i)    ( )
  Rule 12g-4(a)(2)(ii)     ( )    Rule 12h-3(b)(2)(ii)   ( )
                                  Rule 15d-6             ( )

         Approximate number of holders of record as of the certification or notice date: 140

Pursuant to the requirements of the Securities Exchange Act of 1934, Firstmark Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

               Date: March 26, 2003        By: /s/ H. William Coogan, Jr.
                                           ---------------------------
                                           H. William Coogan, Jr.
                                           President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be naturally signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.